May 8, 2015

VIA EDGAR

Jason Fox

Staff Accountant

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—A (File Nos. 333-186414 and 811-22798)
FS Global Credit Opportunities Fund—D (File Nos. 333-186413 and 811-22797)
FS Global Credit Opportunities Fund (File No. 811-22802)

Dear Mr. Fox:

On behalf of FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D (each, a “Company” and, together, the “Companies”) and FS Global Credit Opportunities Fund (the “Fund”), set forth below are the Companies’ and the Fund’s responses to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Companies and the Fund in a telephone conversation on April 22, 2015 regarding the Companies’ and the Fund’s Certified Shareholder Reports on Form N-CSR for the year ended December 31, 2014, as filed with the Commission on March 4, 2015 (collectively, the “Forms N-CSR”). For your convenience, a summary of the Staff’s comment is numbered and presented in bold, italicized text below, and the comment is followed by the Companies’ and the Fund’s response thereto. All page references are to page numbers in the Fund’s Form N-CSR. All capitalized terms used but not defined herein have the meanings given to them in the Forms N-CSR.

Consolidated Schedule of Investments as of December 31, 2014, Page 3:

1.    The Fund’s Consolidated Schedule of Investments as of December 31, 2014 (the “Schedule of Investments”) notes that, as of December 31, 2014, the Fund had aggregate unfunded senior secured loan commitments of $50,351,000. The sum of the fair values of the Fund’s five senior secured loan investments denoted as unfunded commitments in the Schedule of Investments is $45,962,000. Please address this apparent discrepancy.

Jason Fox May 8, 2015 Page 2

The Fund discloses its individual investments in loans with unfunded commitments on a gross basis on its Schedule of Investments (i.e., without backing out the U.S. dollar amount the Fund may fund in respect of such unfunded commitments). In calculating the aggregate amortized cost and fair value of its investment portfolio, the Fund backs out the U.S. dollar amount the Fund may fund in respect of any unfunded commitments. The amount backed out of the aggregate amortized cost and fair value of the Fund’s portfolio generally represents the U.S. dollar amount the Fund would fund in respect of any unfunded commitments should the applicable portfolio company seek to draw upon such commitments in the future and the Fund, in turn, funded such amount.

Like fully-funded loans, the fair values of the Fund’s unfunded loan commitments can fluctuate based on market conditions and other factors, while the amount the Fund may fund in respect of any unfunded loan commitments remains fixed. As such, there is often a difference between the fair value of the Fund’s unfunded loan commitments and the amount of the commitments that may be funded by the Fund. As of December 31, 2014, the Fund had five unfunded loan commitments with an aggregate gross fair value of $45,962,000. The U.S. dollar amount the Fund may fund in respect of such unfunded loan commitments was $50,351,000 as of December 31, 2014.

As noted above, in calculating the aggregate amortized cost and fair value of the Fund’s investment portfolio, the amount backed out of amortized cost and fair value to account for unfunded commitments typically is the same; however, as of December 31, 2014, one of the Fund’s unfunded loan commitments, Twinkle Pizza PLC, was denominated in a foreign currency. As a result, the amount backed out of amortized cost on the Fund’s Schedule of Investments as of December 31, 2014 reflects only the amortized cost of the unfunded loan commitment in U.S. dollars, while the amount backed out of fair value on the Fund’s Schedule of Investments also includes the change in amortized cost due to fluctuations in the exchange rate between the foreign currency and the U.S. dollar from the time the commitment was made to December 31, 2014. The Twinkle Pizza PLC commitment of £5,560,000 had an amortized cost of 100.0% of par at an exchange rate of 1.5960 GBP-USD, resulting in an amortized cost of $8,874,000 on the Schedule of Investments at December 31, 2014. The fully-funded amortized cost of $8,874,000 was backed out to reach a net amortized cost of $0 for the position. The fair value of the position, if fully funded, was 88.0% of par at an exchange rate of 1.5577 GBP-USD as of December 31, 2014, or $7,622,000. The amortized cost to fund the £5,560,000 position at the exchange rate as of December 31, 2014 of 1.5577 GBP-USD would be $8,661,000. This amount, $8,661,000, is backed out of the $7,622,000 fully-funded fair value to reach a net unrealized loss on the position of $1,039,000. The $212,000 difference between the adjustment to fair value of $(8,661,000) and the adjustment to amortized cost of $(8,874,000) is due to the difference between the cost-basis exchange rate of 1.5960 GBP-USD and the exchange rate as of December 31, 2014 of 1.5577 GBP-USD, or 0.0382 GBP-USD, applied to the local currency amortized cost of £5,560,000.

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The Companies and the Fund hereby acknowledge that: (i) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not foreclose the Commission from taking action with respect to the filings; (ii) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Companies or the Fund from their full responsibility for the adequacy and accuracy of the disclosure in the respective filings; and (iii) the Companies and the Fund may not assert the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

Cc:	James O’Connor, Esq.
Christina DiAngelo Fettig
Securities and Exchange Commission
Gerald F. Stahlecker
Stephen S. Sypherd
FS Global Credit Opportunities Fund—A
FS Global Credit Opportunities Fund—D
FS Global Credit Opportunities Fund
David J. Harris
Dechert LLP